Exhibit 99.(a)(5)

Press release

Stockholm, Sweden 19 October 2007

Commencement of cash tender offer for all the issued and outstanding shares of NovAtel and closing of private placement transaction

On 19 October 2007, Hexagon Canada Acquisition Inc., a wholly-owned subsidiary of Hexagon, commenced a tender offer to acquire all the issued and outstanding common shares of NovAtel Inc. (NASDAQ: NGPS), at a price per share of USD 50 in cash, pursuant to a previously announced definitive agreement dated 8 October 2007. The Board of Directors of NovAtel has unanimously recommended that the holders of NovAtel shares accept the offer, and NovAtel’s senior officers and directors have expressed their intent to tender their shares.

The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including, without limitation, that at least 66 2/3 per cent of the shares calculated on a fully diluted basis (excluding any shares owned by Hexagon and its affiliates) have been tendered and the required regulatory approvals have been obtained.

The tender offer and any withdrawal rights to which NovAtel’s shareholders may be entitled will expire at 5:00 p.m. EST on 27 November 2007, unless the offer is extended.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Hexagon with the United States Securities and Exchange Commission (SEC) on 19 October 2007. NovAtel filed a Directors’ Circular on Schedule 14D-9 with the SEC on 19 October 2007 relating to the tender offer. Copies of the Offer to Purchase, Directors’ Circular on Schedule 14D-9, Letter of Transmittal and other related materials are available free of charge from Morrow & Co., LLC, the Information Agent for the tender offer, toll-free at +1 800 607-0088, or Morgan Stanley & Co. Incorporated, the Dealer Manager for the tender offer, toll-free at +1 877 219-1920. Mellon Investor Services LLC is acting as the Depositary for the tender offer.

In addition, on 17 October 2007, Hexagon completed a private placement transaction pursuant to the previously announced definitive agreement dated 8 October 2007. Under the terms of the agreement, Hexagon acquired NovAtel shares and a debenture convertible into NovAtel shares at a purchase price of USD 50 per share. Excluding the shares to be acquired in the tender offer and after giving effect to the shares issued and issuable to Hexagon in the private placement transaction, Hexagon will own 16.6 per cent of the issued and outstanding shares.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding expected performance of Hexagon following completion of the acquisition, including statements related to Hexagon’s product and service offerings and the future of the precision global navigation satellite system markets. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of NovAtel due to the uncertainty about the acquisition, the retention of employees of NovAtel and

Hexagon AB (publ)	P.O Box 1112	Phone: +46 8 601 26 20
Registration number 556190-4771	SE-131 26 Nacka Strand	Fax: +46 8 601 26 21
Registered Office: Stockholm	Sweden	www.hexagon.se

the ability of Hexagon to successfully integrate NovAtel and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the Hexagon’s Annual Report by going to Hexagon’s Investors Website at www.hexagon.se.

For further information please contact:

Sara Kraft, IR Manager, Hexagon AB, +46 8 601 26 27, ir@hexagon.se

Hexagon AB is a global technology group with strong market positions within measurement technologies and polymers. Hexagon’s vision is to be number one or number two in each strategic business area. The group has about 9 400 employees in 30 countries and net sales of about 14 000 MSEK.

Hexagon AB (publ)	P.O Box 1112	Phone: +46 8 601 26 20
Registration number 556190-4771	SE-131 26 Nacka Strand	Fax: +46 8 601 26 21
Registered Office: Stockholm	Sweden	www.hexagon.se